

December 15, 2010

Richard J. Wrensen
Chairman and Chief Executive Officer
Eastern Light Capital, Inc.
100 Pine Street, Suite 560
San Francisco, CA 94111

> **Re:** **Eastern Light Capital, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 13, 2010**
> **File No. 001-12941**

Dear Mr. Wrensen:

We have completed our review of your Schedule 14A and do not have any further comments at this time.

Sincerely,

Tom Kluck
Branch Chief